Exhibit 99.6

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PHOENIX NEW MEDIA LIMITED

August 18, 2015

Please sign, date and mail

your proxy card in the

envelope provided before 3 p.m.

New York Time

on August 13, 2015.

Please detach along perforated line and mail in the envelope provided.

ISSUES PRESENTED FOR CONSIDERATION BY THE ANNUAL GENERAL MEETING ON AUGUST 18, 2015:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN

	1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2014.	☐	☐	☐

	2. To approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2015.	☐	☐	☐

	3. To authorize the board of directors to fix the remuneration of the Independent Auditor.	☐	☐	☐

	4. To re-elect Mr. Carson Wen, who will retire by rotation pursuant to article 87(1) of the Company’s Articles of Association, as director of the Company.	☐	☐	☐

5.  To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

		☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:   Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.